FILER:

COMPANY DATA:
COMPANY CONFORMED NAME:                ALLIANT ENERGY CORPORATION
CENTRAL INDEX KEY:
STANDARD INDUSTRIAL CLASSIFICATION:    ELECTRIC AND OTHER SERVICES COMB. [4931]
IRS NUMBER:                            391380265
STATE OF INCORPORATION:                WI
FISCAL YEAR END:                       12/31

FILING VALUES:
FORM TYPE:                             35-CERT
SEC ACT:
SEC FILE NUMBER:                       070-10052
FILM NUMBER:

BUSINESS ADDRESS:
STREET 1:                              4902 N Biltmore Lane
CITY:                                  MADISON
STATE:                                 WI
ZIP:                                   53718
BUSINESS PHONE:                        608-458-3311

MAILING ADDRESS
STREET 1:                              P. O. BOX  77007
CITY:                                  MADISON
STATE:                                 WI
ZIP:                                   53707





                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-10052

REPORT PERIOD
January 1, 2003 through March 31, 2003

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself , Wisconsin Power and Light Company, Interstate Power and Light Company ("IPL"), and Alliant Energy Corporate Services, Inc. "Services") that during the period from January 1, 2003 through March 31, 2003 (the "Reporting Period"):


     1(a). Alliant Energy Corporation issued commercial paper as follows:

                       January             February              March             Quarter
                   --------------------------------------------------------------------------------
Begin Balance       $   135,500,000      $    55,000,000     $   124,000,000     $   135,500,000
CP Issued           $ 2,283,152,000      $ 1,570,475,000     $ 2,598,000,000     $ 6,451,627,000
CP Matured          $ 2,363,652,000      $ 1,501,475,000     $ 2,687,000,000     $ 6,552,127,000
Ending Balance      $    55,000,000      $   124,000,000     $    35,000,000     $    35,000,000




     1(b). The weighted average interest rate for the period for all short term debt was as follows:

        January          1.904%
        February         2.003%
        March            2.000%
        Quarter          1.979%


     1(c). Alliant Energy Corporation borrowed from Banks as follows:

                       January             February              March             Quarter
                   --------------------------------------------------------------------------------
Begin Balance       $    85,000,000      $  259,000,000      $ 168,000,000       $    85,000,000
CP Issued           $ 1,210,000,000      $  254,000,000      $ 620,000,000       $ 2,084,000,000
CP Matured          $(1,036,000,000)     $ (345,000,000)     $(553,000,000)      $(1,934,000,000)
Ending Balance      $   259,000,000      $  168,000,000      $ 235,000,000       $   235,000,000



     1(d). The weighted average interest rate for the period for the bank borrowings was as follows:

        January          4.545%
        February         4.620%
        March            4.522%
        Quarter          4.529%


     2(a). Interstate Power and Light Company issued commercial paper as follows:

                       January             February              March             Quarter
                   --------------------------------------------------------------------------------
Begin Balance       $           -        $            -      $    18,000,000     $            -
CP Issued           $           -        $   64,500,000      $   136,500,000     $  201,000,000
CP Matured          $           -        $   46,500,000      $    79,000,000     $  125,500,000
Ending Balance      $           -        $   18,000,000      $    75,500,000     $   75,500,000



     2(b). Weighted Average for the interest rate for the period for short-term debt was as follows:

        January          0.000%
        February         1.466%
        March            1.453%
        Quarter          1.465%

     3(a). For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                                         Maximum
                       Maximum           Other             Maximum
                       Money Pool        Short-Term        Total              SEC
Company                Borrowings        Borrowings        Borrowings         Limit
                   ----------------------------------------------------------------------------
IPL        (*)      $           0        $ 75,500,000      $ 475,500,000      $ 250,000,000
WP&L      (**)      $           0        $ 73,000,000      $  73,000,000      $          NA
SERVICES (***)      $ 119,175,951        $          0      $ 119,175,951      $          NA

     (*) IPL ceased borrowing from the Money Pool as of October 11, 2002.

     (**) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only. WPL ceased borrowings from the Money Pool as of July 25, 2002.

     (***) Borrowings by Services are exempt under Rule 52(b) and are shown here for information purposes only.


     4. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 3.291%.

     5. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

                       Maximum           Maximum           Maximum
                       Loans to          Corporate         Short-Term         SEC
                       Money Pool        Borrowings        Borrowings         Limit
                   --------------------------------------------------------------------------------

AEC                $  119,175,951        $ 244,824,049     $ 364,000,000      $ 1,000,000,000

________________

     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-10052, and in accordance with the terms and conditions of the SEC's order dated June 21,2002, permitting said Application-Declaration to become effective.


  DATED:  May 2, 2003
         ---------------
                                   ALLIANT ENERGY CORPORATION
                                   INTERSTATE POWER AND LIGHT COMPANY
                                   ALLIANT ENERGY CORPORATE SERVICES INC.

                                   BY:  ALLIANT ENERGY CORPORATION



                              BY:    /s/ Thomas L. Hanson
                                   _________________________________
                                     Thomas L. Hanson
                                     Vice President, Treasurer